

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2014

Paul J. Berra III
Vice President, General Counsel and Secretary
Quinpario Acquisition Corp.
12935 N. Forty Drive, Suite 201
St. Louis, Missouri 61341

> **Re:** **Quinpario Acquisition Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 2, 2014**
> **File No. 001-36051**

Dear Mr. Berra:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We reissue comment 3 of our letter dated April 23, 2014. Please provide additional analysis supporting your conclusion that the PIPE Investment, Backstop Commitment, exchange of Jason stock for Quinpario Sub stock, and exchange of Quinpario Sub stock for Quinpario stock, do not involve "public offerings" within the meaning of Section 4(a)(2) of the Securities Act.

2. Please refer to your response to comment 4 of our letter dated April 23, 2014 and the possibility that "a substantial percentage" of shares could be purchased and at a premium. Please provide additional analysis of the factors you referenced in (a), (b), (c), (f) and (g). For example, advise us of the number of holders the Company's founders and affiliates intend to solicit or have solicited; the percentage of the issuer's stock the founders and affiliates may purchase or have purchased and the price per share the founders and affiliates will offer holders or have already offered. Advise us of the limit on any estimated maximum amounts if you are unable to predict with any greater

Paul J. Berra III
Quinpario Acquisition Corp.
May 16, 2014
Page 2

specificity. Also, if purchases of shares have not been made, advise us of how far in advance of the shareholder vote founders and affiliates intend to purchase shares and how you will disclose such purchases.

3. We reissue comment 5 of our letter dated April 23, 2014. Please revise your prospectus to disclose the identities of the Rollover Participants. We note that every member of your Jason's executive officers is a Rollover Participant.

4. In an appropriate part of your proxy statement, please disclose the information regarding the sources and uses of financing that you include on page 5 of your investor presentation included in your Form 8-K filed on May 9, 2014.

5. Please provide additional disclosure throughout the proxy statement regarding the manner in which the company may sell securities under the Backstop Commitment. Please discuss the possibility that the company may sell shares before the record date of the shareholder meeting, and whether it is possible that the sale of such shares by the company may affect the likelihood that the Business Combination receives shareholder approval.

Summary Term Sheet, page 1

6. We note your statements here and elsewhere that you will be expanding your board to allow for another three directors, that two of your current directors will leave, and that another four will join your board, two from Jason and two independent directors. It would appear that you intended to state that you would be joined by three independent directors. Please revise.

Summary of the Proxy Statement, page 21

7. Please place the discussion of Jason's business, currently on page 30, in a more prominent location. Please also provide a more thorough discussion of Jason's segments, including a discussion of the competitive strengths and weaknesses of each.

Risk Factors, page 38

Risk Factors Relating to Jason's Business, page 38

Volatility in the prices of raw materials and energy prices and our ability to … page 38

8. Please expand your disclosure here and elsewhere as appropriate to describe your ability to pass fluctuations in raw material prices to your customers. While you repeatedly state that you attempt to do so, you do not provide disclosure regarding your ability to do so other than in the automotive segment.

An adverse change in the interest rates for Jason's borrowing could adversely … page 49

9. We note your response to comment 16 of our letter dated April 23, 2014. It appears that this risk factor pertains to Jason's current debt arrangements, rather than post-business combination arrangements. If true, please revise to indicate that the risks you detail here will be significantly reduced or eliminated after the business combination transaction.

Risk Factors Relating to Jason's Indebtedness, page 50

10. Please disclose any risks posed by restrictive covenants that are part of the Debt Financing, or advise us if no such covenants exist. Please also disclose here, and elsewhere as appropriate, the interest rate and repayment terms of your contemplated debt. See comment 17 of our letter dated April 23, 2014.

Acquisition Financing, page 89

11. Please clarify whether the terms of the Debt Commitment that you discuss here reflect the exercise of the "flex" provisions referred to in your response to comment 26 of our letter dated April 23, 2014. If these terms do not reflect the exercise of the "flex" provisions, please disclose the impact that the exercise of such provisions may have on your debt arrangements.

Background of the Business Combination, page 100

12. We note your revisions on page 107 regarding the terms of the stock purchase agreement and related documentation that were subject to negotiation by the parties. Please expand your disclosure here, and where you discuss the negotiation of the minimum trust account amount following redemption, to provide more clarity into what positions the parties took and why the terms that were ultimately agreed upon were mutually acceptable.

Certain Company Projected Financial Information, page 120

13. We note your disclaimer that neither you nor Jason will update or revise the prospective financial information even in the event that any or all of the underlying assumptions are shown to be in error. Please provide an analysis of your basis for disclaiming responsibility to update these projections if the underlying assumptions were in erroneous.

14. Please revise to disclose the projections provided to Quinpario by Jason, as well as Quinpario's projections of Jason's financial information based upon that data. Please ensure that the adjustments made by management are clear. See comment 32 of our letter dated April 23, 2013.

Omnibus Incentive Plan, page 138

15. Please clarify the adjustment to the shares available for issuance under the 2014 Omnibus Incentive Plan in the event stockholders exercise their redemption rights, Quinpario issues Common Stock in a private placement under the Backstop Commitment, or you issue additional Quinpario stock pursuant to the Rollover Agreement. Please see comment 36 of our letter dated April 23, 2014.

Management, page 147

16. Please clarify which of your independent directors are involved in performing the duties of a nominating committee. See Item 407(c)(1) of Regulation S-K.

Information about Jason, page 161

Finishing, page 162

17. Please clarify what percentage of finishing segment revenues are from "primary" products and what percentage is from abrasives.

18. Please tell us why you deleted the disclosure on page 163 regarding competitive factors in the seating space.

Competitive Strengths, page 166

19. We reissue comment 47 of our letter dated April 23, 2014. Please clarify the product lines for which Jason is more than twice the size of the next largest direct competitor and disclose how much revenue is represented by these lines. Similarly, please describe the competitive challenges posed, and which segments are affected, by your statement that "[a]cross several of Jason's products … there are low price competitors… certain products and markets are also served by well entrenched competitors."

Customers, page 169

20. Please disclose whether any customer accounts for more than 10% of the revenue of the segment that services that customer. Please also tell us why you deleted your list of key customers.

Jason Management's Discussion and Analysis of Financial Condition and … page 191

21. Please revise to include here, or elsewhere as appropriate, the disclosure called for in Part I of Form 10-Q for the first quarter of fiscal year 2014. Please see Item 17(b)(8) of Form S-4.

Paul J. Berra III
Quinpario Acquisition Corp.
May 16, 2014
Page 5

22. Please provide more detail regarding the differences in demand among your business referred to on page 191, and please elaborate on the trends noted by management that may affect operations discussed under the heading "Information about Jason." For example, we note that on page 162, you describe the increasing cost of labor, manufacturing, shipping and logistics in China and increasing demand for shorter lead times from your customers, but you do not discuss these trends here. Similarly, on the following page, you discuss Jason's belief that the global motorcycle market will remain strong in the coming years, but do not discuss that expected trend here. We also note the projections for each of your segments on page 40 of your investor presentation included in your Form 8-K filed on May 9, 2014. Please see Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

Key Measures Jason Uses to Evaluate Performance, page 202

23. We note your response to comment 56 from our letter dated April 23, 2014. It is still unclear how you determined that your non-recurring losses or gains are non-recurring or infrequent in nature. Please tell us where you have addressed this comment. Otherwise, please tell us how you determined that your non-recurring losses or gains, including long-lived asset impairment charges, operational restructuring charges, transactional legal fees, other professional fees and one-time special bonuses, fire losses and gains, pension plan withdrawal expenses, purchase accounting adjustments and sponsor fees and expenses are non-recurring or infrequent in nature. Please note that it would not be appropriate to state that a charge is non-recurring, infrequent and unusual unless it meets the specified criteria. To the extent that your adjustments do not meet the criteria for being "non-recurring," please revise your disclosures to change how you characterize these items. For additional guidance on this issue, please see Question 102.03 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

Short-Term and Long-Term Liquidity Requirements, page 211

24. You state that capital expenditures for the year ending December 31, 2014 are expected to be approximately $24 million; however, you detail capital expenditures with a maximum cost of $18.5 million. Please revise to indicate what the remaining $5.5 million will be spent on.

Quantitative and Qualitative Disclosures about Market Risk Interest Rate Risk, page 219

25. Please disclose the quantitative information regarding commodity risk in one of the formats described in Item 305(a)(1) of Regulation S-K. Please select one of the other options if you would prefer not to use a tabular presentation format.

Information about Directors Expected to be Appointed to the Board Upon the … page 222

26. Please provide disclosure regarding the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 7 of Schedule 14A and Item 401(e) of Regulation S-K.

Beneficial Ownership of Securities, page 240

27. Please tell us why you have excluded from the table the amount of common stock that the preferred stock would be immediately convertible into.

You may contact Ernest Greene at (202)551-3733 or John Cash at (202)551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

CC: Kenneth A. Schlesinger, Esq. (*via e-mail*)
Olshan Frome Wolosky LLP